December 16, 2021
VIA EDGAR
Ms. Nudrat Salik
Ms. Mary Mast
Mr. Alan Campbell
Ms. Laura Crotty
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Ms. Mast, Mr. Campbell and Ms. Crotty,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 10, 2021 with respect to Amendment No. 1 to the Company’s registration statement on Form F-4 filed with the Commission on November 30, 2021 (the “Amendment No. 1”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 2 to the registration statement on Form F-4 (the “Amendment No. 2”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 2 marked to show changes to the Amendment No. 1.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.
Amendment No. 1 to Registration Statement on Form F-4
Cover Page
1.
We note your response to prior comment 1 and re-issue in part. Please revise your disclosure on the prospectus cover page to state that if Chinese regulatory authorities disallow your corporate structure, this would cause the value of your ordinary shares to significantly decline or become worthless.

U.S. Securities and Exchange Commission
December 16, 2021

In response to the Staff’s comment, the Company has revised the prospectus cover page of the Amendment No. 2 to include the referenced disclosure.
2.
We note your response to prior comment 3 and re-issue in part. Please clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page of Amendment No. 2 to specify that, throughout the Amendment No. 2, unless the context indicates otherwise, references to “Prenetics” refer to Prenetics Group Limited, a Cayman Islands holding company and the current holding company of the group, references to “Prenetics HK” refer to Prenetics Limited, the holding company of the group prior to the corporate restructuring of the group, which was completed in June 2021 and through which Prenetics Limited became a wholly owned subsidiary of Prenetics, and references to “Prenetics Group” refer to Prenetics Group Limited, together as a group with its subsidiaries, including its operating subsidiaries, and, prior to the termination of the VIE agreements on November 26, 2021, Shenzhen Discover Health Technology Co., Ltd., a variable interest entity historically controlled by Prenetics through contractual arrangements. The Company has also revised the disclosure on the prospectus cover page of Amendment No.2 to specify the subsidiaries that conduct Prenetics Group’s business operations. The Company has further revised the disclosure throughout the Amendment No. 2 to use “Prenetics”, “Prenetics HK” and “Prenetics Group” in a way that is clear to investors which entity the disclosure is referencing.
Summary of the Proxy Statement/Prospectus, page 24
3.
We note your response to prior comment 2 and re-issue. The Summary of the Proxy Statement/Prospectus should prominently address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 through 41 of the Amendment No. 2.
4.
We note your response to prior comment 8. Please revise your Summary of the Proxy Statement/Prospectus such that the Corporate Structure subsection appears more prominently.

In response to the Staff’s comment, the Company has moved the Corporate Structure subsection to page 25 of the Amendment No. 2.
Selected Historical Financial Data of Prenetics, page 45
5.
We note your response to comment 6. In regards to the condensed consolidating schedules provided, please address the following:

•
We note your description of the consolidation adjustment in a note to the condensed consolidating financial position and results of operation. Please expand your disclosures to better explain these adjustments. For example, based on your current disclosures, it is not clear why there was a $4.4 million consolidating adjustment to the results of operations for the year ended December 31, 2020 and a $4.5 million consolidating adjustment to total liabilities as of December 31, 2020; and

•
Please disclose why there is no change in the Investment in VIE balance from December 31, 2019 through June 30, 2021, including the methodology used to account for your investments in subsidiaries/VIEs pursuant to IAS 27.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 through 49 of the Amendment No. 2.

U.S. Securities and Exchange Commission
December 16, 2021

Background of the Business Combination, page 146
6.
We note your response to prior comment 16 and re-issue. Please revise the Background of the Business Combination section to provide more specific details regarding the calculations and financial analyses undertaken by Artisan’s management and the Artisan Board that were used to determine that a fully-diluted, pre-money equity valuation of $1.15 billion for Prenetics was reasonable. To the extent that the comparable company analysis presented on page 159 and the projections presented on page 163 were the only financial calculations and analyses prepared or reviewed by Artisan’s management and Board in connection with the Business Combination, please so state.

In response to the Staff’s comment, the Company has revised the disclosure on pages 150 through 153, page 161, and pages 167 through 173 of the Amendment No. 2.
7.
We note your response to prior comment 16. Please revise your disclosure to disclose the valuation of Prenetics Limited in February 2021 at the time of Prenetics’ Series D funding round, when an affiliate of the Sponsor invested in Prenetics. Please also revise to discuss why the Artisan Board, which appears to include at least one member who is affiliated with Artisan’s Sponsor, did not consider this valuation when evaluating the proposed valuation of Prenetics in the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Amendment No. 2.
Financial Statements of Artisan Acquisition Corporation, page F-86
8.
Please provide updated interim financial statements for the period ended September 30, 2021. In this regard, we note the Form 10-Q for the period ended September 30, 2021 was filed by Artisan Acquisition Corporation on November 15, 2021. Please also update the corresponding financial information throughout the filing, including the pro forma financial information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45, 198, 199, 200, 201 and pages F-86 through F-107 of the Amendment No. 2 to include the interim financial statements of Artisan Acquisition Corp. for the period ended September 30, 2021. The Company further respectfully submits to the Staff that the Company believes that there is no need to update the pro forma financial information for the period ended September 30, 2021, because pursuant to Rule 11-02(c) of Regulation S-X, the age of the pro forma financial information in registration statements is based on the age of financial statements the registrant is required to file. Given that the Company is a foreign private issuer, the periods required to be presented for the pro forma financial information to be included in the registration statement will be based on the financial statement age requirements in Item 8 of Form 20-F, which requires inclusion of unaudited interim financial statements for a period covering the first six months of the financial year if the registration statement is dated more than nine months after the end of the last audited financial year.
General
9.
We note your response to prior comment 26 and revised disclosure. Please revise the second graphic of your presentation so that your statement that Circle Snapshot, Circle Medical, Circle One, Circle F1x and Circle Fern are still in development is at least as prominent as each of the logos for those products that appear on the graphic.

Please also revise the third graphic to refrain from presenting expected revenue for periods that have yet to be completed. To the extent you present revenue from historical periods, please also present net income (loss) with equal prominence.
The Company respectfully acknowledges the Staff’s comment and has revised the referenced front cover graphics on pages 5 and 6 of the Amendment No. 2.
* * *

U.S. Securities and Exchange Commission
December 16, 2021

If you have any questions regarding the Amendment No. 2, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG